0-30350

P.E. 3-19-02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For March 19, 2002

i-CABLE Communications Limited
(Translation of registrant's name into English)

Cable TV Tower
9 Hoi Shing Road
Tsuen Wan, N.T., Hong Kong
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F X Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

i-CABLE COMMUNICATIONS LIMITED
2001 RESULTS ANNOUNCEMENT

STRATEGIC MARKET POSITION STARTS TO PAY DIVIDEND

Results Highlights

- Turnover increased by HK$282 million (or 17%) to HK$1,931 million.
- EBITDA increased by HK$172 million (or 39%) to HK$614 million due to operating leverage. EBITDA margin improved by 5 points to 32%.
- Operating profit improved by HK$187 million to HK$180 million.
- Net profit increased by HK$147 million (or 735%) to HK$167 million.
- Dividend of 2.5 cents per share recommended.
- Net cash balance including long term deposits maintained at over HK$1,500 million.
- Positive free cashflow reported after capital expenditure.
- Favourable incremental cost structure provides comfortable cushion to compete.

Pay TV Service

- Subscribers grew by 8% to over 560,000.
- Turnover increased by 4% to HK$1,595 million.
- Operating profit increased by 66% to HK$349 million.
- Anti-piracy measures have helped to contain further revenue erosion after August.
- Digital initiatives introduce new programming and revenue opportunities.

Internet & Multimedia Service

- Broadband rollout and market penetration among fastest in the world.
- Clear Early Mover Advantage in network, sales and servicing infrastructures.
- Broadband subscribers more than tripled to 160,000.
- Turnover more than tripled to HK$336 million.
- EBITDA margin rose to 39% in the second half of 2001 (28% for the full year).
- Operating profit achieved in the second half of 2001. Full year operating loss improved by 56% to HK$50 million.

GROUP RESULTS

The audited Group profit attributable to Shareholders for the year ended December 31, 2001 amounted to HK$167 million, compared with a net profit of HK$20 million in 2000. Basic and diluted earnings per share were 8.3 cents.

DIVIDEND

The Directors propose the payment of a final dividend for the first time in respect of the year ended December 31, 2001 of 2.5 cents (2000 – Nil) per share, payable on July 3, 2002 to shareholders on record as at June 6, 2002. This will absorb a total amount of HK$50 million. (2000 – Nil)

AUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED DECEMBER 31, 2001

	Note	**2001** HK$'000	2000 HK$'000
Turnover	(1)	**1,930,999**	1,649,401
Programming costs*		**(601,731)**	(559,305)
Network and other operating expenses		**(364,100)**	(323,823)
Selling, general and administrative expenses		**(350,680)**	(323,669)
Depreciation		**(434,659)**	(449,294)
		(1,751,170)	(1,656,091)
Operating profit / (loss)		**179,829**	(6,690)
Interest income		**58,649**	101,254
Non-operating income / (expense)		**1,027**	(2,397)
Finance expense		**(72,013)**	(72,006)
Profit before taxation	(1)	**167,492**	20,161
Taxation		—	—
Profit attributable to shareholders		**167,492**	20,161
Basic and diluted earnings per share	(2)	**8.3 cents**	1.0 cent

* Programming costs include HK$103,253,000 (2000: HK$106,151,000) for the amortisation of the programming library.

NOTES TO THE ACCOUNTS

(1) Segmental information

With the adoption of the new Statement of Standard Accounting Practice 26 "Segment reporting" in year 2001, the Group's results by Pay TV and Internet & Multimedia segments have been analysed as follows:

Results

	Turnover		Profit / (Loss)	
	2001	2000	**2001**	2000
	HK$'000	HK$'000	**HK$'000**	HK$'000
Pay television	**1,595,362**	1,540,887	**349,323**	210,088
Internet and multimedia	**335,637**	108,514	**(49,692)**	(113,205)
	1,930,999	1,649,401		
Operating profit			**299,631**	96,883
Unallocated			**(132,139)**	(76,722)
Net profit			**167,492**	20,161

The segment figures include all revenue, expenses and results directly attributable to a segment or as could be allocated on a reasonable basis. Corporate and financing expenses are reported as unallocated items.

No geographical segment information is shown as, during the periods presented, less than 10% of the Group's segment revenue and segment results are derived from activities conducted outside Hong Kong.

(2) The calculation of basic earnings per share is based on the net profit of HK$167,492,000 (2000: HK$20,161,000) and the weighted average number of ordinary shares outstanding during the year of 2,014,000,000 (2000: 2,014,000,000).

The calculation of diluted earnings per share is based on the net profit of HK$167,492,000 (2000: HK$20,161,000) and the weighted average number of ordinary shares of 2,022,501,763 (2000: 2,014,000,000) after adjusting for the effects of all dilutive potential ordinary shares.

The potential issue of ordinary shares in connection with the Company's convertible bonds is not expected to give rise to a decrease in earnings per share and therefore had no dilutive effect on the calculation of the diluted earnings per share.

COMMENTARY ON ANNUAL RESULTS

A. Results of Operation

In spite of the difficult economic environment, the Group continued to deliver consistent and robust growth in 2001. On the Pay TV business, widespread piracy and weak consumer sentiments slowed down our growth from the previous year. On the Internet & Multimedia business, however, we were able to exceed market expectations and consolidate our position as one of the two principal providers of Broadband access service in the market.

Turnover in 2001 increased by HK$282 million or 17% to HK$1,931 million, from HK$1,649 million in 2000. Internet turnover grew by HK$227 million or tripled with the rapid growth in Broadband subscribers being the driving force. However, Pay TV turnover grew by only HK$55 million or 4%. Internet turnover therefore accounted for 17% of total turnover in 2001, compared to 7% in 2000, and we expect it will continue to grow with the anticipated rapid increase in Broadband penetration in Hong Kong over the next few years.

The Group contained the increase in its total operating costs including depreciation to 6% due to the significant leverage of its business and disciplined cost control. Programming costs have been tightly controlled to rise by less than 8% to HK$602 million, notwithstanding the costs from the new carriage agreement with the STAR Group. Selling, general and administrative costs rose by 8% to HK$351 million mainly due to higher marketing, advertising and sales related staff costs. Network and other operating costs rose by 12% to HK$364 million, primarily attributable to increase in network and customer services costs associated with the rollout of the Broadband service.

Earnings before interest, taxes, depreciation and amortization ("EBITDA") rose by HK$172 million or 39% to HK$614 million, with EBITDA margin increasing to 32% from 27% in 2000. Depreciation decreased by 3% to HK$435 million as many of the analogue set-top boxes and TV production facilities become fully depreciated. Operating profit improved by HK$187 million to reach HK$180 million. However, interest income dropped by HK$43 million or 42% to HK$59 million as yield declined in a low interest environment while finance expense on the fixed rate convertible bonds remained flat at HK$72 million.

Net profit attributable to shareholders therefore grew seven-fold to reach HK$167 million in 2001, as compared to HK$20 million in 2000. Earnings per share was 8.3 cents as compared to 1.0 cent in 2000.

B. Segmental Information

Pay Television

Turnover rose 4% to HK$1,595 million due mainly to subscriber growth. Pay TV subscribers grew 8% year-on-year to over 560,000. Churn rate increased to 1.8% per month from 1.5% in 2000 as a result of the piracy problem. ARPU declined by 7% to HK$232 per month, due mainly to the loss of higher yield subscribers to pirated viewing or for other reasons and replacement by lower yield subscribers. Notwithstanding the slower growth experienced for the year, there are encouraging signs that our anti-piracy measures are beginning to make positive impact. The declining trend in Pay TV revenue started to stabilise in the fourth quarter of the year.

EBITDA increased by 5% to HK$634 million as the rise in operating cost before depreciation was controlled at 3%. EBITDA margin improved slightly from 39% to 40%. Depreciation decreased by HK$112 million to HK$285 million resulting from the expiration of the depreciation cycle for production equipment and decoders, and a higher portion of the depreciation on shared network infrastructure being allocated to the Internet & Multimedia Segment as the rollout of the Broadband service expanded. Operating profit rose by 66% to HK$349 million in 2001 as a result.

Internet & Multimedia

Turnover more than tripled to HK$336 million as Broadband subscribers increased by over 100,000 to nearly 160,000. Network rollout continued at a rapid pace as the number of Broadband ready homes exceeded 1.6 million by the end of the year. The subscriber growth resulted from a combination of more new homes passed as well as deeper penetration of existing homes passed. Penetration of Broadband ready homes increased from 6% in the beginning of the year to 10% at the end of the year. Our estimated market share of the residential Broadband market has surpassed 30% by the end of 2001. Notwithstanding increased competition from a few operators with inferior network coverage, ARPU for the Broadband service has been relatively stable at HK$224 as compared to HK$227 in 2000 while churn for the year was at slightly below 1% per month.

A positive EBITDA of HK$94 million was achieved in 2001 as compared to a negative EBITDA of HK$66 million in 2000 due to the rapid subscriber and turnover growth and competitive cost structure. EBITDA margin rose rapidly to 28% for the full year and reached 39% in the second half. Operating loss for the full year declined to HK$50 million from HK$113 million in 2000, as the segment started to report an operating profit in the second half of 2001.

C. Liquidity and Financial Conditions

The Group continues to be in a comfortable and stable financial position. Net cash from operating activities in 2001 amounted to HK$792 million. As at the end of financial year 2001, the Group had a current ratio of 162%, with HK$1,397 million of current assets against HK$862 million of current liabilities. Net cash balance amounted to HK$1,516 million including an investment of HK$312 million in long-term deposits to enhance the yield of the Group's surplus funds.

The Group's only significant borrowing was HK$1,800 million of convertible bonds held by the Wharf Group. The term of the bonds is to November 23, 2003, with interest at the rate of 4% per annum.

The ratio of net debt to total assets was 10% as at December 31, 2001. This gearing ratio was calculated as the ratio of long-term debt net of cash balance and long-term deposits to total assets net of cash balance and long-term deposits. Details regarding the Group's contingent liabilities are disclosed in Note 36 to the Accounts to be published in due course.

The Group's assets, liabilities, revenues and expenses are mainly denominated in Hong Kong dollars or U.S. dollars and the exchange rate between these two currencies is pegged. The Group does not thereby expect to be affected to any significant extent by fluctuations in exchange rates.

The consolidated net asset value of the Group as at December 31, 2001 was HK$1,443 million, or HK$0.72 per share. Capital expenditure for the year was HK$626 million. This included HK$164 million for the rollout of the Broadband service, HK$171 million for construction of fibre and coaxial network, and HK$116 million for the digitization of its news broadcasting facilities.

The main areas of future capital expenditures will consist of cable modems and equipment for the Broadband service, digital set-top boxes for the Pay TV service, network construction and digitization of TV production facilities. As our fibre network and Broadband infrastructure rollout will be substantially completed in 2002, future capital expenditures are expected to become more subscriber and capacity driven. The Group expects internal reserves and cash flow from future operating activities will be more than sufficient to cover future capital expenditures required for the existing businesses.

D. Significant Investments and Acquisitions

The Group was not engaged in any material acquisitions or disposals of subsidiaries or associated companies during the year.

E. Employees Remuneration

The Group had a total of 2,482 employees at the end of the year, which represented a 1.5% increase over the beginning of the year. Total salaries and related costs incurred in 2001 amounted to HK$732 million.

The Group operates an Employee Share Option Scheme. In February 2001, the Group issued stock options to all employees at that time, giving every member of staff a stake in the Group's continued success.

As part of our continuing efforts to increase the calibre and productivity of our staff and strengthen a "pay for performance" culture, we have been re-engineering our performance management, compensation and reward programmes. In 2002, we will be expanding our pay for performance system and all staff will have a portion of their compensation tied to the Company's and the individuals' performances.

PROSPECTS

Despite the weak market environment and economic conditions that prevailed in 2001, the Group's forward looking investment strategy and timely introduction of new services when they are proven in overseas markets have enabled the Group to outperform the market. As a result, the Group was able to report sustained, robust growth.

To enhance its leadership position and competitiveness, the Group has started to digitise its production, broadcasting and distribution facilities. Digitisation will not only bring greater efficiency to programme production, it will also facilitate multimedia content development, expand channel capacity and provide better security to protect subscription revenue. In addition, it will pave the way for the introduction of interactive television and transactional services when the technology and market are ready.

The Group's business foundation is solid, our cost structure is competitive and our early investments are beginning to pay dividends. However, there is absolutely no place for complacency in the rapidly changing environment in which we operate. We continue therefore to build the Company for the future so that we can be ready to seize new opportunities when they arise.

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities during the financial year under review.

BOOK CLOSURE

The Register of Members of the Company will be closed from May 30 to June 6, 2002, both days inclusive, for the purpose of determining shareholders' entitlements to the proposed final dividend.

PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

All the financial and other related information of the Company required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website and the Group's corporate website www.i-cablecomm.com in due course.

By Order of the Board
Wilson W S Chan
Secretary

Hong Kong, March 14, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

i-CABLE Communications Limited

By: ______________________

Name: Samuel Wong
Title: Chief Financial Officer

Dated: March 19, 2002